Exhibit 99.1

Zilog Responds to UEI Unsolicited Acquisition Proposal

San Jose, Calif. – January 18, 2008 – Zilog, Inc. (Nasdaq: ZILG) today announced that it has received from Universal Electronics, Inc. an unsolicited, non-binding and conditional proposal to acquire the company. Zilog also announced that it has received a copy of the Schedule 13D filed today by Riley Investment Management LLC disclosing the unsolicited acquisition proposal.

Zilog's Board of Directors, consistent with its fiduciary duties, and in consultation with its financial and legal advisors, will promptly and carefully review and consider the UEI proposal and, following that review, respond formally to UEI's proposal and advise Zilog's shareholders of the Board's response. In connection with its review, the Board will also consider alternative courses of action for the company, including continuing with the implementation of the company's current business plan which is designed to significantly enhance shareholder value.

Zilog emphasized that its Board of Directors is committed to pursuing the course of action which it believes will maximize value for all shareholders and to ensuring that this course of action will have no negative impact on our level of customer service.

Zilog has retained LRG Capital Corporate Advisory Group, LLC as financial advisor to Zilog and Skadden, Arps, Slate, Meagher & Flom LLP as legal counsel to assist with its review of the UEI proposal.

About Zilog

Founded in 1974, Zilog is a global supplier of 8, 16 and 32-bit microcontroller and microprocessor "system-on-a-chip" (SoC) solutions that allow design engineers the freedom and creativity required for continued innovation in embedded design. The company won international acclaim for designing one of the first architectures in the microprocessors and microcontrollers industry. Today, Zilog designs, develops and markets a broad portfolio of devices for embedded control and communication applications used in consumer electronics, home appliances, security systems, point of sales terminals, personal computer peripherals, as well as industrial and automotive applications. Zilog is headquartered in San Jose, California, and employs approximately 500 people worldwide with sales offices throughout Asia, Europe and North America. For more information about Zilog and its products, visit the Company's website at: www.Zilog.com.

Zilog is a registered trademark of Zilog, Inc. in the United States and in other countries. Other product and or service names mentioned herein may be trademarks of the companies with which they are associated.

Forward Looking Statements

This release contains forward-looking statements relating to expectations, plans, prospects for Zilog, Inc. that are based upon the current expectations and beliefs of Zilog's management and Board and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The unsolicited offer by UEI may not result in a transaction that the Board would support or one that would garner shareholder approval. Notwithstanding changes that may occur with respect to matters relating to any forward looking statements, Zilog does not expect to, and disclaims any obligation to, update such statements. Zilog, however, reserves the right to update such statements or any portion thereof at any time for any reason.

For a detailed discussion of these and other cautionary statements, please refer to the risk factors discussed in filings with the U.S. Securities and Exchange Commission ("SEC"), including but not limited to the Company's amended Annual Report on Form 10-K for the year ended March 31, 2007, and any subsequently filed reports. All documents also are available through the SEC's Electronic Data Gathering Analysis and Retrieval system (EDGAR) at http://www.sec.gov or from Zilog 's Web site at http://www.Zilog.com.